Exhibit 99.1

Cazoo Announces Reverse Stock Split and Increase in Authorized Share Capital

London and New York, February 7, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo,” the “Company,” “we,” “us” or “our”), the UK’s leading online car retailer, which makes buying and selling a car as simple as ordering any other product online, announced today that its Board of Directors has approved a consolidation of the Company’s issued and unissued share capital, par value $0.0001 per share, at a ratio of 1-for-20 (the “reverse stock split”), as well as an increase in share capital (the “share increase”). After giving effect to the reverse stock split and the share increase the Company’s authorized share capital will be US$435,500, divided into 165,000,000 Class A ordinary shares of a par value of US$0.002 each (the “Class A Shares”), 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each. The reverse stock split and share increase will be effective at 4:05 p.m. (ET) on February 8, 2023 and the Class A Shares will begin trading on a split-adjusted basis when the New York Stock Exchange (the “NYSE”) opens for trading on Thursday, February 9, 2023. The Class A Shares will continue to trade on the NYSE under the trading symbol “CZOO”, but will trade under the following new CUSIP number starting February 9, 2023: G2007L 204. The reverse stock split and the share increase were approved by Cazoo’s shareholders at the extraordinary general meeting of shareholders held on February 7, 2023 with over 95% approval for all proposals.

As a result of the reverse stock split, every 20 Class A ordinary shares issued and outstanding as of the effective date will be automatically combined into one Class A Share. Our outstanding warrants, convertible notes and equity-based awards will be proportionately adjusted. No fractional shares will be issued as a result of the reverse stock split. Instead, the Company’s transfer agent will aggregate all fractional shares and sell them as soon as practicable after the effective time at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the reverse stock split. We expect that the transfer agent will conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares. After the transfer agent’s completion of such sale, shareholders who would have been entitled to a fractional share will instead receive a cash payment from the transfer agent in an amount equal to their respective pro rata portion of the total proceeds of that sale net of any brokerage costs incurred by the transfer agent to sell such shares. The reverse stock split will affect all holders of Class A ordinary shares uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except as a result of the treatment of fractional shares.

As a result of the reverse stock split, the number of Class A Shares issuable upon exercise of the Company’s (i) 21,129,818 private warrants (the “private warrants”) and (ii) 20,124,748 public warrants (the “public warrants” and, together with the private warrants, the “warrants”) will be reduced at a ratio of 1-for-20, so that each warrant will entitle a holder to purchase one twentieth (1/20th) of a Class A Share. The exercise price of each warrant will increase from $11.50 per share to $230.00 per share.

In addition, as a result of the reverse stock split, the number of Class A shares issuable upon conversion of the Company’s 2.00% Convertible Senior Notes due 2027 (the “convertible notes”) will be reduced at a ratio of 1-for-20. Pursuant to and in accordance with the terms of the indenture governing the convertible notes, effective immediately after the opening of business on February 9, 2023, the conversion rate of the convertible notes will be reduced from 200 class A ordinary shares per $1,000 principal amount of convertible notes to 10 Class A Shares per $1,000 principal amount of convertible notes.

Additional information concerning the reverse stock split can be found in Cazoo’s Notice of Extraordinary General Meeting of Shareholders and Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2023.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE and is a publicly traded company (NYSE: CZOO).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the winddown of operations in mainland Europe, the revised 2023 plan, and other cost-saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) reaching and maintaining profitability in the future; (4) global inflation and cost increases for labor, fuel, materials and services; (5) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (6) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (7) availability of credit for vehicle and other financing and the affordability of interest rates; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) achieving our long-term growth goals; (13) acquiring and integrating other companies; (14) acquiring and protecting intellectual property; (15) attracting, training and retaining key personnel; (16) complying with laws and regulations applicable to Cazoo’s business; (17) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Reports on Form 6-K filed with the SEC by Cazoo Group Ltd on June 9, 2022 and September 8, 2022 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate

Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com